                                                    ----------------------------
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                                                    ----------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*




                               THE PANTRY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  698657 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         FS Equity Partners III, L.P.
                    FS Equity Partners International, L.P.
                          FS Equity Partners IV, L.P.
                           11100 Santa Monica Blvd.
                                  Suite 1900
                         Los Angeles, California 90025
                           Attn:  William M. Wardlaw
                                (310) 444-1822
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 16, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),

     following box. [_]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Equity Partners III, L.P.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [_]
---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Delaware
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     9,468,792
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 46.3%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     PN
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Capital Partners, L.P.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [_]
---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                    California
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     9,468,792
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 46.3%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     PN
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Holdings, Inc.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [_]
---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     California
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               9,468,762
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     9,468,792
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 46.3%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     CO
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Equity Partners International, L.P.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Delaware
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               381,072
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               381,072
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     381,072
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 1.9%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     PN
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS & Co. International, L.P.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Cayman Islands
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               381,072
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               381,072
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     381,072
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 1.9%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     PN
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS International Holdings Limited
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Cayman Islands
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               381,072
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               381,072
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     381,072
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 1.9%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     CO
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Equity Partners IV, L.P.
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [_]
---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Delaware
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               2,825,690
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               2,825,690
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     2,825,690
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 13.8%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     PN
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.       698657 10 3
--------------
       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above
                persons (entities only).

                FS Capital Partners LLC
---------------------------------------------------------------------------------------------------------
       2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)   [x]
                (b)   [_]
---------------------------------------------------------------------------------------------------------
       3.       SEC Use Only

---------------------------------------------------------------------------------------------------------

       4.       Source of Funds (See Instructions)

                OO
---------------------------------------------------------------------------------------------------------
       5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
       6.            Citizenship or Place of Organization

                     Delaware
---------------------------------------------------------------------------------------------------------

Number of            7.        Sole Voting Power
 Shares
 Beneficially                  0
 Owned by
 Each
 Reporting
 Person With
---------------------------------------------------------------------------------------------------------
                     8.        Shared Voting Power

                               2,825,690
---------------------------------------------------------------------------------------------------------
                     9.        Sole Dispositive Power

                               0
---------------------------------------------------------------------------------------------------------
                     10.       Shared Dispositive Power

                               2,825,690
---------------------------------------------------------------------------------------------------------
       11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                     2,825,690
---------------------------------------------------------------------------------------------------------
       12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                     [_]
---------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11)

                     Approximately 13.8%
---------------------------------------------------------------------------------------------------------
       14.           Type of Reporting Person (See Instructions)

                     OO
---------------------------------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.  Security and Issuer
         -------------------

         This statement on Schedule 13D (this "Statement") initially filed on December 17, 1999 (the "Initial Filing") relating to the Common Stock, $0.01 par value per share, CUSIP Number 698657 10 3 (the "Issuer Common Stock"), of The Pantry, Inc., a Delaware corporation ("Issuer"), is hereby amended by this Amendment No. 1 to Schedule 13D to report a change in beneficial ownership. The Statement is amended as follows:


Item 2.  Identity and Background
         -----------------------

         No material change has occurred in the facts set forth in response to this item of the Initial Filing.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby supplemented by the addition of the following:

         As of April 7, 2000, FSEP IV owned 2,825,690 shares of Issuer Common Stock. Since December 17, 1999, FSEP IV has made the following purchases of Issuer Common Stock on the open market:

               Date of Purchase     Number of Shares   Purchase Price
               ----------------     ----------------   --------------
                  12/21/99               60,000           10 5/8
                  3/16/00               500,000            7 1/8

The purchase price for the foregoing open market transactions was obtained through equity capital calls from the limited partners of FSEP IV.


Item 4.  Purpose of Transaction
         ----------------------

         No material change has occurred in the facts set forth in response to this item of the Initial Filing.



Item 5.  Interest in the Securities of Issuer
         ------------------------------------

         Items 5(a)-(b) are hereby amended in their entirety as follows:


         (a)-(b) The percentages of outstanding Common Stock reported in this
Item 5(a) are based on the assumption that there are 20,457,474 shares of Issuer Common Stock outstanding, which is based upon 18,111,474 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 30, 1999 as filed with the Securities and Exchange Commission on February 14, 2000 and 2,346,000 shares of Issuer Common Stock issuable upon the exercise of warrants.

       As of April 7, 2000, each of the Filing Persons may be deemed to be the beneficial owner of 90,729 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP International, 2,255,271 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP III, 7,213,491 shares of Issuer Common Stock held by FSEP III, 290,343 shares of Issuer Common Stock held by FSEP International and 2,825,690 shares of Issuer Common Stock held by FSEP IV, which in the aggregate represents approximately 61.9% of the outstanding Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP III.

       The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

       Item 5(c) is hereby supplemented by the addition of the following:

       (c) As described in Item 2, since December 17, 1999, FSEP IV has purchased the following shares of Issuer Common Stock on the open market:

             Date of Purchase     Number of Shares   Purchase Price
             ----------------     ----------------   --------------
                12/21/99              60,000             10 5/8
                 3/16/00             500,000              7 1/8


Item 6.  Contracts, Arrangements, Understandings or
         ------------------------------------------
         Relationships with Respect to Securities of Issuer
         --------------------------------------------------

       No material change has occurred in the facts set forth in response to this item of the Initial Filing.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

       None.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 7, 2000         FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership


                              By:   FS Capital Partners, L.P.
                              Its:  General Partner


                              By:   FS Holdings, Inc.
                              Its:  General Partner


                              By:   /s/ William M. Wardlaw
                                    -----------------------
                              William M. Wardlaw
                                    Title:  Vice President


                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:   FS Holdings, Inc.
                              Its:  General Partner


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President


                              FS HOLDINGS, INC.,
                              a California corporation


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL,
                              L.P., a Delaware limited partnership

                              By:   FS&CO. International, L.P.
                              Its:  General Partner

                              By:   FS&Co. International Holdings Limited
                              Its:  General Partner


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President


                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands limited partnership

                              By:   FS International Holdings Limited
                              Its:  General Partner


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President


                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempt corporation

                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President


                              FS EQUITY PARTNERS IV, L.P.,
                              a Delaware limited partnership


                              By:   FS Capital Partners LLC
                              Its:  General Partner


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:  Vice President

                              FS CAPITAL PARTNERS LLC,
                              a Delaware limited liability company


                              By:   /s/ William M. Wardlaw
                                    ------------------------
                                    William M. Wardlaw
                                    Title:    Vice President